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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

United States Lime & Minerals, Inc.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
911922 10 2
(CUSIP Number)
George M. Doumet
President
Inberdon Enterprises Ltd.
1020-789 West Pender Street
Vancouver, British Columbia V6C 1H2
(604) 683-9641
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	911922 10 2	Page	2	of	8

1	NAMES OF REPORTING PERSONS: INBERDON ENTERPRISES LTD.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	BRITISH COLUMBIA, CANADA

	7	SOLE VOTING POWER:

NUMBER OF		3,478,390

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		140,643

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,478,390

WITH	10	SHARED DISPOSITIVE POWER:

		140,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,619,033

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	57.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	911922 10 2	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	CREDIT TRUST S.A.L

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	LEBANON

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		140,643

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		140,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	140,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	911922 10 2	Page	4	of	8
     This Amendment No. 8 amends and supplements the statement on Schedule 13D filed by Inberdon Enterprises Ltd. with the Securities and Exchange Commission (the “SEC”) and dated May 10, 1993, as amended by Amendment No. 1 dated October 21, 1996 (“Amendment No. 1”), Amendment No. 2 dated December 23, 1996 (“Amendment No. 2”), Amendment No. 3 dated August 12, 1997 (“Amendment No. 3”), Amendment No. 4 dated September 5, 2000 (“Amendment No. 4”), Amendment No. 5 dated February 8, 2001 (“Amendment No. 5”), Amendment No. 6 dated September 26, 2001 (“Amendment No. 6”), and Amendment No. 7 dated August 15, 2003 (“Amendment No. 7”). The Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7, and as now further amended, is collectively referred to as the “Schedule 13D”. Amendment No. 7 was filed to reflect, among other things, the addition of a new reporting person, Credit Trust S.A.L. This Amendment No. 8 is being filed to reflect, among other things, acquisitions of additional shares by Credit Trust S.A.L. Except as specifically amended by this Amendment No. 8, the Schedule 13D remains in full force and effect.

ITEM 1. SECURITY AND ISSUER.
               Item 1 is amended to read in its entirety as follows:
               The Schedule 13D relates to the common stock, par value $0.10 per share, of United States Lime & Minerals, Inc., a Texas corporation (the “Company”). The Company’s principal executive offices are located at 5429 LBJ Freeway, Suite 230, Dallas, Texas 75240.
ITEM 2. IDENTITY AND BACKGROUND.
               Item 2 is amended by adding the following:
               This Amendment No. 8 is being filed jointly by each of the following pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended: Inberdon Enterprises Ltd. (“Inberdon”), a corporation organized under the laws of British Columbia, Canada, and Credit Trust S.A.L., a corporation organized under the laws of Lebanon (“Credit Trust”, and together with Inberdon, the “Reporting Persons”).
               The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k). Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has resonsibility for the accuracy or completeness of information supplied by another Reporting Person. By its signature on this Amendment No. 8, each of the Reporting Persons agrees that this Amendment No. 8 is filed on behalf of such Reporting Person.
               During the last five years, neither Inberdon or Credit Trust, nor to the knowledge of Inberdon or Credit Trust, any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdeamenors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No.	911922 10 2	Page	5	of	8
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               Item 3 is amended by adding the following:
               On February 3, 2006, Credit Trust exercised, for cash, its Warrant to purchase 63,643 shares of the Company’s common stock, par value $0.10 per share (the “Common Stock”), at an exercise price of $3.84 per share. Credit Trust paid the aggregate $244,389 to exercise the Warrant from its working capital.
               During 2006, Credit Trust purchased, in private transactions from two executive officers of the Company, an aggregate of 52,000 shares of Common Stock, at an average purchase price of $30.41 per share. Credit Trust paid the aggregate $1,581,500 to purchase such 52,000 shares from its working capital.
               On May 8, 2007, Credit Trust purchased, in a private transaction from an executive officer of the Company, 25,000 shares of Common Stock, at a purchase price of $35.25 per share. Credit Trust paid the aggregate $881,250 to purchase such 25,000 shares from its working capital.
ITEM 4. PURPOSE OF TRANSACTION.
               Item 4 is amended by adding the following:
               Credit Trust does not have any plans or proposals that relate to or would result in:
               (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
               (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
               (e) Any material change in the present capitalization or dividend policy of the Company;
               (f) Any other material change in the Company’s business or corporate structure;
               (g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
               (j) Any action similar to any of those enumerated above.

CUSIP No.	911922 10 2	Page	6	of	8
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
               Item 5 is amended by adding the following:
Inberdon:
(a)	Aggregate number of shares and percentage of the class beneficially owned:

3,619,033 shares, or 57.7% of the outstanding Common Stock.

(b)	Sole power to vote: 3,478,390 Shared power to vote: 140,643

Sole power to direct the disposition: 3,478,390

Shared power to direct the disposition: 140,643
               Inberdon may be deemed to share voting and dispositive power of the 140,643 shares of Common Stock directly beneficially owned by Credit Trust by virtue of the family and business relationships of the officers and directors of the two corporations.
               (c) On May 8, 2007, Credit Trust purchased 25,000 shares of Common Stock at a price of $35.25 per share.
               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.
               (e) Not applicable.
Credit Trust:
(a)	Aggregate number of shares and percentage of the class beneficially owned:

140,643 shares, 2.2% of the outstanding Common Stock.

(b)	Sole power to vote: 0

Shared power to vote: 140,643

Sole power to direct the disposition: 0

Shared power to direct the disposition: 140,643
               Inberdon may be deemed to share voting and dispositive power of the 140,643 shares of Common Stock directly beneficially owned by Credit Trust by virtue of the family and business relationships of the officers and directors of the two corporations.
               (c) On May 8, 2007, Credit trust purchased 25,000 shares of Common Stock at a price of $35.25 per share.
               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.
               (e) Not Applicable.

CUSIP No.	911922 10 2	Page	7	of	8
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.
               Item 6 is amended by adding the following:
               Neither Credit Trust nor any of its officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No.	911922 10 2	Page	8	of	8
SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 is true, complete and correct.

INBERDON ENTERPRISES LTD.

Date: May 10, 2007	By:	/s/ Elizabeth Sears
Name: Elizabeth Sears
Title: Vice President
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 is true, complete and correct.

CREDIT TRUST S.A.L.

Date: May 10, 2007	By:	/s/ Elias Doumet

Name: Elias Doumet
Title: President